UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934



                          Polo Ralph Lauren Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   731572 10 3
     -----------------------------------------------------------------------
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 731572 10 3                 13G                      PAGE 2 OF 8 PAGES


     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Ralph Lauren

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
     3     SEC USE ONLY


     4     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America


           NUMBER OF       5    SOLE VOTING POWER
                                28,839,036 (including 28,339,036 shares of Class
            SHARES              B Common Stock, par value $.01 per share,
                                immediately convertible into an equal number of
         BENEFICIALLY           shares of Class A Common Stock, and options
                                representing the right to acquire 500,000 shares
           OWNED BY             of Class A Common Stock at $26 per share)

             EACH          6    SHARED VOTING POWER
                                14,940,985 (including 14,940,985 shares of Class
                                B Common Stock, par value $.01 per share,
           REPORTING            immediately convertible into an equal number of
                                shares of Class A Common Stock)

            PERSON         7    SOLE DISPOSITIVE POWER
                                28,839,036 (including 28,339,036 shares of Class
                                B Common Stock, par value $.01 per share,
             WITH               immediately convertible into an equal number of
                                shares of Class A Common Stock, and options representing the right to acquire 500,000 shares of Class A Common Stock at $26 per share)

                           8    SHARED DISPOSITIVE POWER
                                14,940,985 (including 14,940,985 shares of Class B Common Stock, par value $.01 per share, immediately convertible into an equal number of shares of Class A Common Stock)

    9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,780,021(including 43,280,021 shares of Class B Common Stock, par value $.01 per share, immediately convertible into an equal number of shares of Class A Common Stock, and options representing the right to acquire 500,000 shares of Class A Common Stock at $26 per share)


    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*


    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           56.1%

    12     TYPE OF REPORTING PERSON*

           IN

CUSIP NO. 731572 10 3                 13G                      PAGE 3 OF 8 PAGES


     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           RL Holding, L.P.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
     3     SEC USE ONLY


     4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware


           NUMBER OF       5    SOLE VOTING POWER
                                0

            SHARES         6    SHARED VOTING POWER
                                13,383,482 (including 13,383,482 shares of Class
                                B Common Stock, par value $.01 per share,
          BENEFICIALLY          immediately convertible into an equal number of
                                shares of Class A Common Stock)

           OWNED BY        7    SOLE DISPOSITIVE POWER
                                0

        EACH REPORTING     8    SHARED DISPOSITIVE POWER
                                13,383,482 (including 13,383,482 shares of Class
                                B Common Stock, par value $.01 per share,
          PERSON WITH           immediately convertible into an equal number of
                                shares of Class A Common Stock)

    9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,383,482 (including 13,383,482 shares of Class B Common Stock, par value $.01 per share, immediately convertible into an equal number of shares of Class A Common Stock)


    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*


    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           28.1%

    12     TYPE OF REPORTING PERSON*

           PN

CUSIP NO. 731572 10 3                 13G                      PAGE 4 OF 8 PAGES


     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           RL Holding Group, Inc.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
     3     SEC USE ONLY


     4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware


           NUMBER OF       5    SOLE VOTING POWER
                                0

            SHARES         6    SHARED VOTING POWER
                                13,383,482 (including 13,383,482 shares of Class
                                B Common Stock, par value $.01 per share,
          BENEFICIALLY          immediately convertible into an equal number of
                                shares of Class A Common Stock)

           OWNED BY        7    SOLE DISPOSITIVE POWER
                                0

        EACH REPORTING     8    SHARED DISPOSITIVE POWER
                                13,383,482 (including 13,383,482 shares of Class
                                B Common Stock, par value $.01 per share,
          PERSON WITH           immediately convertible into an equal number of
                                shares of Class A Common Stock)

    9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,383,482 (including 13,383,482 shares of Class B Common Stock, par value $.01 per share, immediately convertible into an equal number of shares of Class A Common Stock)


    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*


    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           28.1%

    12     TYPE OF REPORTING PERSON*

           CO

CUSIP NO. 731572 10 3                 13G                      PAGE 5 OF 8 PAGES


     1     NAME OF REPORTING PERSON
           S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           RL Family, L.P.

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
     3     SEC USE ONLY


     4     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware


           NUMBER OF       5    SOLE VOTING POWER
                                0

            SHARES         6    SHARED VOTING POWER
                                1,557,503 (including 1,557,503 shares of Class
                                B Common Stock, par value $.01 per share,
          BENEFICIALLY          immediately convertible into an equal number of
                                shares of Class A Common Stock)

           OWNED BY        7    SOLE DISPOSITIVE POWER
                                0

        EACH REPORTING     8    SHARED DISPOSITIVE POWER
                                1,557,503 (including 1,557,503 shares of Class
                                B Common Stock, par value $.01 per share,
          PERSON WITH           immediately convertible into an equal number of
                                shares of Class A Common Stock)

    9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,557,503 (including 1,557,503 shares of Class B Common Stock, par value $.01 per share, immediately convertible into an equal number of shares of Class A Common Stock)


    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES*


    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           4.3%

    12     TYPE OF REPORTING PERSON*

           PN

         ITEM 1

         (A)      NAME OF ISSUER

                           Polo Ralph Lauren Corporation

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                           650 Madison Avenue
                           New York, New York 10022


         ITEM 2

         (A)      NAME OF PERSON FILING

                           (i)       Ralph Lauren
                           (ii)      RL Holding, L.P.
                           (iii)     RL Holding Group, Inc.
                           (iv)      RL Family, L.P.

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                           c/o Polo Ralph Lauren Corporation
                           650 Madison Avenue
                           New York, New York 10022

         (C)      CITIZENSHIP

                           (i)       Ralph Lauren  -- United States of America
                           (ii)      RL Holding, L.P. -- Delaware
                           (iii)     RL Holding Group, Inc. -- Delaware
                           (iv)      RL Family, L.P. -- Delaware

         (D)      TITLE OF CLASS OF SECURITIES

                           Class A Common Stock, par value $.01 per share


         (E)      CUSIP NUMBER

                           731572 10 3


ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  (a)[ ] Broker or Dealer registered under Section 15 of the Act

                  (b)[ ] Bank as defined in section 3(a)(6) of the Act

                  (c)[ ] Insurance Company as defined in section 3(a)(19) of the
                         Act

                  (d)[ ] Investment Company registered under section 8 of the
                         Investment Company Act

                                Page 6 of 8 Pages

                  (e)[ ] Investment Adviser registered under section 203 of the
                         Investment Advisers Act of 1940

                  (f)[ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

                  (g)[ ] Parent Holding Company, in accordance with ss.
                         240.13d-1(b)(ii)(G) (Note: See Item 7)

                  (h)[ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)


ITEM 4            OWNERSHIP

                  See responses to Items 5, 6, 7, 8, 9, and 11 of Cover Pages.


ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ]


ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  Not applicable


ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable


ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable


ITEM 9            NOTICE OF DISSOLUTION OF GROUP

                  Not applicable


ITEM 10           CERTIFICATION

                  Not applicable


                                Page 7 of 8 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 10, 1998



                                          /s/ Ralph Lauren
                                          --------------------------------------
                                          RALPH LAUREN


                                          RL HOLDING, L.P.

                                          By: RL Holding Group, Inc.,
                                          its General Partner


                                              By: /s/ Ralph Lauren
                                                 -------------------------------
                                                 Name: Ralph Lauren
                                                 Title: Chairman


                                           RL HOLDING GROUP, INC.


                                              By: /s/ Ralph Lauren
                                                 -------------------------------
                                                 Name: Ralph Lauren
                                                 Title: Chairman


                                           RL FAMILY, L.P.


                                              By: /s/ Ralph Lauren
                                                 -------------------------------
                                                 Name: Ralph Lauren
                                                 Title: General Partner


                                Page 8 of 8 Pages